Exhibit 19

INSIDER TRADING POLICY

Revised as of March 16, 2023

This Insider Trading Policy (the “Policy”) provides guidelines to employees, officers and directors of Aemetis, Inc. (the “Company”) with respect to transactions in the Company’s securities.

APPLICABILITY OF THE POLICY

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock, and any other securities the Company may issue from time to time.  It applies to all officers of the Company, all members of the Company’s Board of Directors (“directors”), and all employees of the Company and its subsidiaries who receive, or have access to, Material Nonpublic Information (as defined below) regarding the Company.  This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.”  This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

GENERAL POLICY

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

SPECIFIC POLICIES

1.  Trading on Material Nonpublic Information.  No director, officer, or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell securities and including a gift of the Company’s securities, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company and ending at the close of business on the second business day following the date of public disclosure of that information or (if earlier) at such time as the Material Nonpublic Information is no longer material.  For purposes of this Policy, information will be considered to have been disclosed to the “public” once it has been disclosed by the Company to its stockholders by means of a press release or a filing with the Securities and Exchange Commission (the “SEC”).

2.  Tipping.  Insiders should never disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic information as to trading in the Company’s securities.  Even if you are not in the possession of Material Nonpublic Information, do not recommend to any other person that they buy or sell securities of the Company.  (Remember that “tipping” Material Nonpublic Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.)

If an Insider receives inquiries about the Company from securities analysts, reporters, or others, decline comment and direct them to either the Company’s Chief Executive Officer or Chief Financial Officer.  Do not discuss Material Nonpublic Information where it may be overheard, such as in restaurants, elevators, restrooms and other public places.  Remember that cellular phone conversations are often overheard and that voicemail and e-mail messages may be retrieved by persons other than their intended recipients.

3.  Confidentiality.  Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

4.  10b5-1 Programs.  Pursuant to SEC Rule 10b5-1, directors, officers, and employees of the Company may establish written programs which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g., an investment broker) who is not aware of Material Nonpublic Information at the time of the trade.  Once a program is implemented in accordance with SEC Rule 10b5-1, trades pursuant to such program shall not be subject to the limitations and restrictions set forth in other sections of this Policy.  Trading pursuant to a program may occur even at a time outside of the Company’s trading window or when the person on whose behalf such trade is made is aware of Material Nonpublic Information.  Each program (or the form of program established by an investment bank or other third party) must be reviewed within ten (10) business days by the Chief Financial Officer, or appropriate designee, to help confirm compliance with this policy and the applicable securities laws.

5.  Liability for Tipping.  Insiders may also be liable for improper transactions by any person to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities (such person is commonly referred to as a “tippee”).  The SEC has imposed large penalties even when the disclosing person did not profit from the trading.  The SEC, the stock exchanges, and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

6.  Possible Disciplinary Actions.  Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

7.  Trading Window.  The period beginning approximately fourteen days before the end of each quarter and ending two business days following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws.  This sensitivity is due to the fact that directors, officers, and certain employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all directors, officers, and employees must refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing at the close of business on the second business day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until fourteen days prior to the end of the next fiscal quarter.

It should be noted however, that even during the trading window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two business days.  Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers, and employees should use good judgment at all times.

8.  Preclearance of Trades.  Except as permitted in Section 4 above, the Company has determined that all directors, and officers of the Company should refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “preclearance” process.  Each director, or officer should contact the Company’s Chief Financial Officer, or his designee, prior to commencing any trade in the Company’s securities.  The Chief Financial Officer, or his designee, will have the authority to prohibit trades during the trading window if he determines that the director or officer may possess Material Nonpublic Information.

9.  Prohibition Against Short-Swing Profits.  Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended.  The practical effect of these provisions is that executive officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information.  Under these provisions, and so long as certain other criteria are met, the receipt and exercise of an option under the Company’s 2007 Stock Plan is not deemed a purchase under Section 16.  However, the sale of any such shares is a sale under Section 16.  Moreover, no executive officer or director may ever make a short-sale of the Company’s stock.

10.  Individual Responsibility.  Every officer, director, and employee has the individual responsibility to comply with this Policy against insider trading.  Appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profits by waiting.

11.  Additional Prohibited Transactions The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions, whether or not unlawful, are not consistent with a long-term investment in the Company or are designed to profit from fluctuations in the price of the Company’s securities.  Accordingly, Insiders may not engage in activity of the type that is designed to profit from trading (versus investing) activity or that is designed to profit from or hedge against decreases in the value of the Company’s securities, and the following transactions are prohibited under this Policy:

a.	trading activity designed to profit from fluctuations in the price of these securities, such as “day trading” and arbitrage trading;
b.	hedging transactions;
c.

transactions in puts, calls or other derivative securities or any instruments designed to increase in value as a result of, or hedge or offset any decrease in, the market value of the Company’s securities; and

d.

purchases of the Company’s securities on margin and, unless otherwise pre-cleared by the Chief Financial Officer in accordance with the pre-clearance requirements under this Policy (which preapproval can be withheld for any reason and is expected to be granted in limited circumstances), pledging the Company’s securities to secure margin or other loans to the extent not prohibited by law.

It is the responsibility of each affected director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company's securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  Examples of such information may include:

●	Financial results
●	Projections of future consolidated earnings or losses
●	News of a pending or proposed merger
●	News of the disposition of a subsidiary
●	Impending bankruptcy or financial liquidity problems
●	Acquisition or loss of substantial rights or relationships
●	Changes in dividend policy
●	New project announcements of a significant nature
●	Significant pricing changes
●	Stock splits
●	New equity or debt offerings
●	Acquisitions
●	Significant litigation exposure due to actual or threatened litigation
●	Major changes in senior management

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the Company’s stockholders and is otherwise not available to the Company's stockholders.

CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under any Company employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, because the other party to the transaction is the Company itself and the price is fixed by the terms of the option agreement or the plan.

***

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned hereby acknowledges and certifies that the undersigned:

Has received, read and understands the Aemetis, Inc. Insider Trading Policy (the "Policy").

Will continue to comply fully with the Aemetis, Inc. Insider Trading Policy for as long as the undersigned is subject to the Policy.

Date:	Signature: Print Name: